UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

AIR T, INC.

 (Name of Issuer)

Common Stock, $.25 par value

(Title of Class of Securities)

009207101

(CUSIP Number)

Farnam Street Partners, L.P.

FS Special Opportunities Fund I, L.P.

3033 Excelsior Boulevard, Suite 560

Minneapolis, MN 55426

Phone: (612) 353-6707

With a copy to:

Susan Markey, Esq.

Maslon LLP

3300 Wells Fargo Center

90 South Seventh Street

Minneapolis, MN 55402-4140

Phone: (612) 672-8200

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

September 12, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box   ☒.

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS Farnam Street Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 394,090
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 394,090
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 394,090
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.75%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS FS Special Opportunities I, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 55,793
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 55,793
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 55,793
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.95%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS Farnam Street Capital, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 449,883
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 449,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 449,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS Raymond E. Cabillot
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds), PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 20,646
	8	SHARED VOTING POWER 449,883
	9	SOLE DISPOSITIVE POWER 20,646
	10	SHARED DISPOSITIVE POWER 449,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 470,529
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS Peter O. Haeg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (Investment proceeds)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 10,000
	8	SHARED VOTING POWER 449,883
	9	SOLE DISPOSITIVE POWER 10,000
	10	SHARED DISPOSITIVE POWER 449,883

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 459,883
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 009207101

1	NAME OF REPORTING PERSONS CARR, LLC OF MN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 11,500
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO (limited liability company)

CUSIP No. 009207101

Item 1.	Security and Issuer.

This Schedule 13D Amendment relates to shares of the Common Stock, $.25 par value, of Air T, Inc., a Delaware corporation (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 5930 Balsom Ridge Road, Denver, North Carolina 28037.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by

●	Farnam Street Partners, L.P., a Minnesota limited partnership (“Farnam Fund”)

●	FS Special Opportunities I, L.P., a Minnesota limited partnership (“FS I Fund”)

●	Farnam Street Capital, Inc., a Minnesota corporation (“Farnam Capital”)

●	Raymond E. Cabillot as the Chief Executive Officer and a director of Farnam Capital

●	Peter O. Haeg as the President and Secretary and a director of Farnam Capital

●	CARR, LLC of MN, a Minnesota limited liability company (“CARR”)

(collectively, the “Farnam Group” or “Reporting Persons”).

(b) The principal office and place of business for all of the Reporting Persons is 3033 Excelsior Boulevard, Suite 560, Minneapolis, Minnesota 55416.

(c) Farnam Fund was organized in January 1998 as a Minnesota Limited Partnership. FS I Fund was organized in April 2013. Farnam Fund and FS I Fund (collectively, the “Funds”) are private investment partnerships whose principal business activities involve investing in equity securities of publicly traded companies, as well as other types of securities. Mr. Cabillot serves as Chief Executive Officer and a director of Farnam Capital, the General Partner of the Funds, located in Minneapolis, Minnesota. Mr. Peter O. Haeg is President and Secretary of Farnam Capital. CARR was organized in December 2015 as a Minnesota limited liability company. Mr. Cabillot is the primary owner and managing member of CARR. Mr. Cabillot has been a director of Air T, Inc. since November 3, 2016.

(d) - (e) During the last five years, neither the Funds, Farnam Capital, CARR, nor the principals of Farnam Capital or CARR, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor have the parties been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such individual was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting, or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Funds are Minnesota limited partnerships. Farnam Capital is a Minnesota corporation. CARR is a Minnesota limited liability company. Messrs. Cabillot and Haeg are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The source of the funds used for purchases by CARR are personal funds contributed by Mr. Cabillot to CARR.

Item 4.	Purpose of Transaction.

All of the shares of the Company owned by the Reporting Persons were, at the time of their purchase, acquired for investment purposes in the ordinary course of business. The Reporting Persons make investments in companies that it believes are undervalued and represent an attractive investment opportunity. The Reporting Persons may from time to time purchase additional shares of the Company’s stock or dispose of all or some of the shares.

Except as set forth in this Item 4, the Reporting Persons have no present plans or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. As stated in Item 2, Mr. Cabillot has been a non-employee director of the Company since November 3, 2016.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the common stock, conditions in the securities markets, conditions in the industry and general economic conditions, may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of common stock or selling some or all of their shares or to change their intention with respect to any and all matters to in Item 4.

Item 5.	Interests in Securities of the Issuer.

(a) Farnam Fund beneficially owns 394,090 shares of the outstanding Common Stock of the Issuer, representing approximately 13.75% of the Common Stock. FS I Fund beneficially owns 55,793 shares of the outstanding Common Stock of the Issuer, representing approximately 1.95% of the Common Stock. (All percentages are based upon 2,866,418 shares outstanding as of July 31, 2022, as reported in the Issuer’s Form 10-Q for the quarter ended June 30, 2022.)

(b) The Funds do not share voting and dispositive power with respect to any shares. Farnam Capital may be deemed to beneficially own the aggregate of 449,883 shares of the outstanding Common Stock of the Issuer held by the Funds by virtue of its shared voting and dispositive power, representing approximately 15.7% of the Common Stock.

Mr. Cabillot may be deemed to beneficially own an aggregate of 470,529 shares of the outstanding Common Stock of the Issuer held by the himself, the Funds, and by CARR, representing approximately 16.4% of the outstanding Common Stock. Mr. Cabillot may be deemed to have sole voting and dispositive power for the 9,146 shares held by Mr. Cabillot directly and the 11,500 shares held by CARR, and shared voting and dispositive power for the 449,883 shares held by the Funds.

Mr. Haeg may be deemed to beneficially own an aggregate of 459,883 shares of the outstanding Common Stock of the Issuer held by the himself and the Funds, representing approximately 16.0% of the outstanding Common Stock. Mr. Haeg may be deemed to have sole voting and dispositive power for the 10,000 shares held by Mr. Haeg directly, and shared voting and dispositive power for the 449,883 shares held by the Funds.

(c) CARR has made the following purchases of the Issuer’s securities within the past 60 days:

	Date	No. of Shares	Price per share
CARR, LLC OF MN	09/14/2022	302	$15.3013	(1)
	09/15/2022	2,707	$15.4118	(2)
	09/16/2022	1,991	$15.5
	09/12/2022	5,000	$17.5362	(3)
	08/7/2022	500	$15.3

(1)	Represents a weighted average price. Shares were purchased in multiple transactions at prices ranging from $15.30 to $15.50.

(2)	Represents a weighted average price. Shares were purchased in multiple transactions at prices ranging from $15.35 to $15.45.

(3)	Represents a weighted average price. Shares were purchased in multiple transactions at prices ranging from $17.11 to $17.75.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

With respect to the Funds, Farnam Capital is entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Messrs. Cabillot and Haeg are indemnified by the Funds and Farnam Capital for liabilities they may incur in connection with their respective duties for the Farnam Group.

Other than the foregoing agreements and arrangements and the Joint Filing Agreement entered into by the Reporting Persons with respect to the filing of this Schedule 13D/A and any amendments thereto (attached as Exhibit 1 and incorporated herein by reference), there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
1	Joint Filing Agreement dated as of September 26, 2022.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 26, 2022

FARNAM STREET PARTNERS, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FS SPECIAL OPPORTUNITIES FUND I, L.P.

By:	FARNAM STREET CAPITAL, INC.
General Partner

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

FARNAM STREET CAPITAL, INC.

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Chief Executive Officer

/s/ Raymond E. Cabillot
Raymond E. Cabillot

/s/ Peter O. Haeg
Peter O. Haeg

CARR, LLC OF MN

By:	/s/ Raymond E. Cabillot
Raymond E. Cabillot
Managing Member